                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                         AMERICAN REALTY INVESTORS, INC.
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                                (Name of Issuer)


                          Common Stock, $0.01 par value
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                         (Title of Class of Securities)


                                   029174-10-9
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                                 (CUSIP Number)


                                Steven C. Metzger
                         Prager, Metzger & Kroemer PLLC
                           2626 Cole Avenue, Suite 900
                               Dallas, Texas 75201
                                 (214) 969-7600
                           (214) 528-3838 (Facsimile)
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                               September 17, 2001
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting persons's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 029174-10-9

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     1)   Names of Reporting Persons I.R.S. Identification Nos. of Above Persons
          (entities only)

          One Realco Corporation, FEI No. 75-2338496
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     2)   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)
          (b)
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     3)   SEC Use Only
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     4)   Source of Funds (See Instructions)         OO
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     5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
          2(d) or 2(e)
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     6)   Citizenship or Place of Organization    Nevada
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                  7)  Sole Voting Power            1,411,916
 Number of
Shares Bene-      --------------------------------------------------------------
 ficially
 Owned by         8) Shared Voting Power           -0-
Each Report-
ing Person        --------------------------------------------------------------
  With
                  9)  Sole Dispositive Power       1,411,916

--------------------------------------------------------------------------------

                  10) Shared Dispositive Power     -0-

--------------------------------------------------------------------------------

     11)  Aggregate Amount Beneficially Owned by Each Reporting Person 1,411916

--------------------------------------------------------------------------------
     12) Check if the Aggregate Amount in Row (11) Excludes Certain
         Shares (See Instructions)

--------------------------------------------------------------------------------

     13) Percent of Class Represented by Amount in Row (11)            11.94%
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     14) Type of Reporting Person (See Instructions)          CO
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     CUSIP No. 029174-10-9

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     1)   Names of Reporting Persons I.R.S. Identification Nos. of Above Persons
          (entities only)

                    New Starr Corporation, FEI No. 75-2846650
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     2)   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)
          (b)

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     3)   SEC Use Only

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     4)   Source of Funds (See Instructions)      OO

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
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     6)  Citizenship or Place of Organization           Nevada

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                  7) Sole Voting Power                  234,650
 Number of
Shares Ben-       --------------------------------------------------------------
 ficially
 Owned by         8) Shared Voting Power                -0-
Each Report-
ing Person        --------------------------------------------------------------
With

                  9)  Sole Dispositive Power            234,650
                  --------------------------------------------------------------

                  10) Shared Dispositive Power          -0-

--------------------------------------------------------------------------------

     11) Aggregate Amount Beneficially Owned by Each Reporting Person    234,650
--------------------------------------------------------------------------------
     12) Check if the Aggregate Amount in Row (11) Excludes Certain
         Shares (See Instructions)
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     13) Percent of Class Represented by Amount in Row (11)         1.98%
--------------------------------------------------------------------------------

     14) Type of Reporting Person (See Instructions)                CO
--------------------------------------------------------------------------------





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ITEM 1. SECURITY AND ISSUER

         This Amendment to Statement on Schedule 13D (this "Amendment No. 1") relates to shares of Common Stock, par value $0.01 per share (the "Shares") of American Realty Investors, Inc., a Nevada corporation (the "Issuer" or "ARL"), and amends the original Statement on Schedule 13D (the "Statement") filed by the "Reporting Persons" described below. The principal executive offices of the Issuer are located at 1800 Valley View Lane, Suite 300, Dallas, Texas 75234. The CUSIP number of the Shares is 029174-10-9.

         This Amendment No. 1 to Schedule 13D is being filed to correct the number of shares owned by One Realco Corporation and to include New Starr Corporation.

         In the original Statement, One Realco reported that it had received 1,519,972 Shares in conversion of 1,670,299 shares of American Realty Trust, Inc. ("ART") Common Stock pursuant to the consummation of a merger involving the Issuer at a conversion ratio of 0.91 Shares for each share of ART Common Stock. In fact, by virtue of automatic dividend reinvestments and similar sales of ART Common Stock in 1999, at the time of the consummation of the merger, One Realco only held 1,551,558 shares of ART Common Stock which converted into 1,411,916 Shares, the number which should have been reported in the original Statement.

ITEM 2. IDENTITY AND BACKGROUND

         Item 2 of the Statement is amended to reflect a change in the address for One Realco Corporation and its directors, officers and affiliates to 555 Republic Drive, Suite 490, Plano, Texas 75074 from 10670 N. Central Expressway, Suite 410, Dallas, Texas 75231, by restating such item as follows:

         (a)-(c) and (f) This Statement is filed on behalf of One Realco Corporation, a Nevada corporation ("One Realco"), and New Starr Corporation, a Nevada corporation ("New Starr"). One Realco has its principal executive offices located at 555 Republic Drive, Suite 490, Plano, Texas 75074, and New Starr has its principal executive offices located at 1750 Valley View Lane, Suite 130, Farmers Branch, Texas 75234. One Realco and New Starr are collectively referred to as the "Reporting Persons." The Reporting Persons may be deemed to constitute a "person" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, because New Starr is a wholly-owned subsidiary of One Realco.

         One Realco is a corporation organized and existing under the laws of the State of Nevada. The name, business address and capacity with One Realco of each of the executive officers or directors of One Realco are set forth on
Schedule 1 attached



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hereto. Each of the individuals listed on Schedule 1 is a citizen of the United
States of America

         New Starr is a corporation organized and existing under the laws of the State of Nevada. The name, business address and capacity with New Starr of each of the executive officers or directors of New Starr are set forth on Schedule 2 attached hereto. Each of the individuals listed on Schedule 2 is a citizen of the United States of America.

         (d) During the last five years, none of One Realco or New Starr, nor any of their respective executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations and/or similar misdemeanors).

         (e) During the last five years, none of One Realco or New Starr, nor any of their respective executive officers or directors has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         No funds were required of One Realco to acquire the 1,411,916 Shares on a 0.91-for-1 exchange basis pursuant to the merger transaction described in Item 1 above. The consideration paid by New Starr (and Octagon Equity Corporation) to acquire the 234,650 Shares described in Item 5(c) below came from the working capital of New Starr and its predecessor, and no part of the purchase price is represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Shares. Each of the Reporting Persons have in the past utilized (and may in the future utilize) margin accounts with various brokerage firms which accounts may, from time to time, have debit balances and include certain of the Shares. Since other securities are held in such accounts, it is impracticable at any time to determine the amounts if any, borrowed with respect to the Shares and interest costs vary with applicable costs and account balances.

ITEM 4. PURPOSE OF TRANSACTION

         Item 4 of the Statement is hereby amended as follows:

         One Realco acquired the 1,411,916 Shares described in Item 5 below in connection with the consolidation transaction described in Item 1 above. New Starr acquired the 234,650 Shares described in Item 5 below as described therein. The Reporting Persons have no present plans or proposals which would result in the Reporting



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Persons seeking to acquire the entire equity interest in the Issuer. Except as set forth in this Statement, the Reporting Persons have no present plans or proposals which relate to or would result in:

                  (a) the acquisition by any person of any additional securities of the Issuer or the disposition of securities of the Issuer except that the Reporting Persons may, if the appropriate opportunity exists, acquire additional securities of the Issuer or dispose of any portion or all of the securities of the Issuer presently owned; or

                  (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

                  (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; or

                  (d) a change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; or

                  (e) any material change in the present capitalization or dividend policy of the Issuer; or

                  (f) any other material change in the Issuer's business or corporate structure; or

                  (g) changes in the Issuer's Charter, Bylaws or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Issuer by any person; or

                  (h) causing a class of securities of the Issuer to be de-listed from any national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or

                  (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

                  (j) any actions similar to any of those enumerated above.



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



ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         Item 5 of the Statement is hereby amended as follows:

         (a) According to the latest information available from the Issuer, as of July 31, 2001, the total number of issued and outstanding Shares was 11,830,127 Shares. As of September 27, 2001, after giving effect to the transaction described in (c) below and Item 1 above, the Reporting Persons own and hold directly and beneficially the following Shares:


                                                    No. of Shares                     Approximate
                    Name                            Owned Directly                    % of Class
                    ----                            --------------                    -----------
                 One Realco                           1,411,916                          11.94%
                  New Starr                             234,650                           1.98%
                                                      ---------                          -----
                   TOTALS                             1,646,566                          13.92%
                                                      =========                          =====


         Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934 (the "Exchange Act"), each of the directors of One Realco may be deemed to beneficially own the number of Shares owned by One Realco described above; each of the directors of New Starr may be deemed to beneficially own the Shares held directly by New Starr; those individuals and the number of Shares deemed beneficially owned pursuant to Rule 13d-3, and the approximate percent of the class, as well as the relationship, are set forth in the following table:

                                                                        No. of Shares                   % of
Name of Director                         Entity                       Beneficially Owned                Class
----------------                         ------                       ------------------                -----
Ronald F. Akin                             One Realco                      1,646,566                    13.92%
                                         and New Starr

F. Terry Shumate                    One Realco and New Starr               1,646,566                    13.92%
                                                                           ---------                    -----

         Total Units beneficially owned by Reporting Persons               1,646,566                    13.92%
         and individuals listed above                                      =========                    =====

         (b) Each of the directors of One Realco share voting and dispositive power over the 1,411,916 Shares held by One Realco. Each of the directors of New Starr have shared voting and dispositive power over the 234,650 Shares held by New Starr.

         (c) On September 14, 2001, One Realco acquired all of the outstanding stock of New Starr which owned 111,626 Shares. On September 17, 2001, New Starr acquired and merged with Octagon Equity Corporation, with New Starr as the surviving entity. Octagon Equity Corporation owned 123,024 Shares. During the sixty



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calendar days ended September 27, 2001, except for the transactions described above, the Reporting Persons and their respective executive officers and directors did not engage in any transaction of the Shares or any other equity interests derivative thereof.

         (d) No person other than the Reporting Persons or their respective Board of Directors or Trustees is known to have the right to receive or the power to direct receipt of dividends from, or proceeds of sale of, the Shares of held by One Realco and New Starr.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Item 6 of the Statement is hereby amended to read as follows:

         All of the Shares owned by One Realco and New Starr may be deemed to be "collateral" for borrowings pursuant to margin or other account arrangements with three brokerage firms. Such arrangements with brokerage firms are standard arrangements involving margin securities held in such account bear interest at varying rates and contain only standard default and similar provisions, the operation of which should not give any other person immediate voting or investment power over such securities.

         Except as set forth in the preceding paragraph, the Reporting Persons doe not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, divisions of profits, division of profits or loss, or the giving or withholding of proxies.



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                                   SIGNATURES

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 1 to Statement on Schedule 13D is true, complete and correct.

         Dated: October 1, 2001.

                                           ONE REALCO CORPORATION


                                           By:  /s/ F. Terry Shumate
                                              ----------------------------------
                                              F. Terry Shumate,
                                              Vice President, Secretary and
                                              Treasurer


                                           NEW STARR CORPORATION


                                           By: /s/ F. Terry Shumate
                                              ----------------------------------
                                              F. Terry Shumate,
                                              Vice President, Secretary and
                                              Treasurer



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                                   SCHEDULE 1

                       EXECUTIVE OFFICERS AND DIRECTORS OF

                             ONE REALCO CORPORATION


      NAME AND CAPACITY WITH ONE REALCO CORPORATION            BUSINESS ADDRESS
Ronald F. Akin, Director and President                       555 Republic Drive
                                                             Suite 490
                                                             Plano, Texas 75074

F. Terry Shumate, Director, Vice President,                  555 Republic Drive
Secretary and Treasurer                                      Suite 490
                                                             Plano, Texas 75074

                                   SCHEDULE 2

                       EXECUTIVE OFFICERS AND DIRECTORS OF

                              NEW STARR CORPORATION


         NAME AND CAPACITY WITH NEW STARR CORPORATION                            BUSINESS ADDRESS
Ronald F. Akin, Director, President and                                  1750 Valley View Lane
Treasurer                                                                Suite 130
                                                                         Farmers Branch, Texas 75234

F. Terry Shumate, Director and Vice President                            1750 Valley View Lane
                                                                         Suite 130
                                                                         Farmers Branch, Texas 75234

Mary K. Willet, Secretary                                                1750 Valley View Lane
                                                                         Suite 130
                                                                         Farmers Branch, Texas 75234